Delisting Determination,The Nasdaq Stock Market, LLC,
January 27, 2012, CDC Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of CDC Corporation
(the Company), effective at the opening of the trading session on February 6, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5110(b), 5605(c)(2), and 5250(c)(1). The Company was notified of the Staffs determination on October 5, 2011.
The Company appealed the determination to a Hearing Panel and also requested that the Panel stay the delisting action pending the hearing. The Panel denied this request and notified the Company on October 25, 2011 that its shares would be suspended on October 28, 2011. THe shares were suspended on October 28, 2011. On November 16, 2011, the Company withdrew its request for an appeal and the Staff determination to delist the Company became final on January 3, 2012.